                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

/X/ Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996] for the year ended December 31, 2006.

                                      OR

/ / Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-12551

A.       Full title of the Plan:

         Cenveo 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

         Cenveo, Inc.
         One Canterbury Green
         201 Broad Street
         Stamford, CT 06901


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AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Cenveo 401(k) Savings and Retirement Plan
Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm



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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

            Audited Financial Statements and Supplemental Schedule


                         Year Ended December 31, 2006


                                   CONTENTS

Report of Independent Registered Public Accounting Firm.......................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements...............................................4-9

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)..............10

Signatures...................................................................11

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm......12



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            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Trustees and Participants of
Cenveo 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Cenveo 401(k) Savings and Retirement Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements and supplemental schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ O'Connor Davies Munns & Dobbins, LLP
Harrison, New York
July 9, 2007

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
                             CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                          Statements of Net Assets Available for Benefits

                                            December 31,

                                                                      2006                 2005
                                                                  ------------         ------------
ASSETS
Non-interest bearing cash                                         $    267,540         $    516,516
                                                                  ------------         ------------
Investments (at fair value)
  Mutual funds                                                     123,472,394          124,532,358
  Common collective trusts                                          94,974,678          104,084,348
  Cenveo common stock                                               44,945,553           32,652,404
  Participant loans                                                  8,215,497            8,715,362
                                                                  ------------         ------------

    Total Investments                                              271,608,122          269,984,472
                                                                  ------------         ------------

Receivables
  Employee contributions                                                84,650            1,029,038
  Employer contributions                                                     -              372,681
                                                                  ------------         ------------

    Total Receivables                                                   84,650            1,401,719
                                                                  ------------         ------------

    Total Assets                                                  $271,960,312         $271,902,707
                                                                  ============         ============

LIABILITIES                                                       $          -         $          -
                                                                  ------------         ------------

    Net Assets Reflecting All Investments at Fair Value            271,960,312          271,902,707
                                                                  ------------         ------------

  Adjustment from fair value to contract value for fully
   benefit responsive investment contracts                              48,235               12,053
                                                                  ------------         ------------

    Net Assets Available for Benefits                             $272,008,547         $271,914,760
                                                                  ============         ============

                                 See notes to financial statements

                                      2

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
                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

           Statement of Changes in Net Assets Available for Benefits

                         Year Ended December 31, 2006

ADDITIONS
Contributions
  Employer                                                                759
  Employee                                                       $ 11,759,783
  Rollover                                                          1,502,445
  Asset transfers from other plans                                  1,913,011
                                                                 ------------

    Total Contributions                                            15,175,998
                                                                 ------------

Investment Income
  Net appreciation in fair value of investments                    36,335,447
  Interest and dividend income                                      8,821,025
                                                                 ------------

    Total Investment Income                                        45,156,472
                                                                 ------------

    Total Additions                                                60,332,470
                                                                 ------------

DEDUCTIONS
Payment of benefits to participants                                60,059,977
Administrative expenses                                               178,706
                                                                 ------------

    Total Deductions                                               60,238,683
                                                                 ------------

    Net Change                                                         93,787

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year                                                 271,914,760
                                                                 ------------

End of Year                                                      $272,008,547
                                                                 ============
                      See notes to financial statements

                                      3

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements

1.       DESCRIPTION OF THE PLAN

         The following description of the Cenveo 401(k) Savings and Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

         GENERAL

         The Plan was adopted effective March 1, 1994. The Plan is an earnings deferral plan of Cenveo, Inc. (the "Company"). The Plan includes only nonunion employees that are not leased employees. The Plan is subject to provisions of the Employee Retirement Income Securities Act of 1974 ("ERISA"). All Plan assets are held by the Plan trustee, Mercer Trust Company ("Mercer"), formerly Putnam Fiduciary Trust Company.

         Nonunion employees that are not leased employees become eligible the first day of the month following 30 days of service with the Company if they are expected to work 1,000 hours in a Plan year, or if they complete 1,000 hours of service in a consecutive 12-month period. The Plan provides for automatic enrollment on behalf of employees hired or first eligible to participate in the Plan after January 1, 2004.

         CONTRIBUTIONS

         Each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and as limited by the Internal Revenue Service. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2006, the Company is no longer making a matching contribution to the Plan.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contributions and withdrawals, as applicable, the Company contributions and allocations of Plan earnings, and is charged with an allocation of administrative expenses.

         VESTING

         Participants are 100% vested in their contributions at all times. Vesting in Company matching contributions occurs 20% for each year of service. Upon reaching five years of service, all Company matching contributions are fully vested. Years of service attributable to predecessor companies prior to a participant being employed by the Company are recognized in full for vesting purposes. All Company matching contributions become fully vested upon retirement, disability, or death of the participant.


                                      4

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements

1.       DESCRIPTION OF THE PLAN (CONTINUED)

         INVESTMENT OPTIONS

         Upon enrollment in the Plan, participants may elect to invest their contributions in a variety of investment options offered by the Plan.

         LOANS TO PARTICIPANTS

         Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested interest in the Plan. Such loans bear interest at the prime rate (as published in The Wall Street Journal) plus 1% and are collateralized by the participant's non-forfeitable interest in the Plan. Loans must be repaid within five years unless they are for the purchase of a principal residence, in which event they may be repaid over a period up to a maximum of 10 years.

         PAYMENT OF BENEFITS

         Upon retirement or termination of service, participants may roll their account balance into another qualified retirement savings account, withdraw their vested account balance less applicable taxes in a lump-sum payment, or leave their account balance in the Plan until normal retirement age if their account balance is greater than $5,000. The Plan provides for advance distribution for hardship if certain conditions are met.

         EXPENSES

         Certain of the Plan's administrative expenses are paid by the Company. All other administrative expenses are paid by the Plan and allocated to participant accounts.

         FORFEITURES

         Upon termination by a participant, Company matching contributions that have not vested are used to offset administrative expenses and to reduce future Company contributions. At December 31, 2006 and 2005 forfeited non-vested accounts totaled $402,008 and $756,168, respectively. These accounts will be used to reduce future employer contributions and plan expenses. Non-vested forfeitures had no impact on employer contributions in 2006.

         PLAN TERMINATION

         Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


                                      5

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements


1.       DESCRIPTION OF THE PLAN (CONTINUED)

         CONCENTRATION OF MARKET AND CREDIT RISK

         The Plan offers various investment options by which participants may invest their account balances in any combination of mutual funds or common collective trust funds. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments are recorded in the financial statements at fair value based on published market value, except for certain common collective trust funds, which are at contract value and participant loans, which are stated at face value. Unrealized and realized appreciation (depreciation) of investments during the year is included in net appreciation in the fair value of investments in the statement of changes in net assets available for benefits. Realized gains (losses) on sales of investments are determined on the average-cost basis.

         NEW ACCOUNTING PRONOUNCEMENT

         As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the adjustment of the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

         The Plan recognizes income, expenses, and other changes in net assets available for benefits using the accrual method of accounting.

         PAYMENT OF BENEFITS

         Payment of benefits are recorded when paid.


                                      6

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         USE OF ESTIMATES

         The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Plan has received a determination letter from the Internal Revenue Service dated December 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

4.       INVESTMENTS

         INVESTMENT CONTRACTS

         The Plan invests in an investment contract called the Putnam Stable Value Fund ("Putnam"). Putnam maintains the contributions in a common collective trust account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Putnam. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. Participants may ordinarily directly withdraw or transfer all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2006 and 2005 was $37,931,957 and $43,032,630,
         respectively. For the Plan years ended December 31, 2006 and 2005, the average yield and crediting interest rates were approximately five percent. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

                                      7

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements


4.       INVESTMENTS (CONTINUED)

         Investments that represent 5% or more of the Plan's net assets available for benefits are as follows at December 31,:

                                                                                     2006                 2005
                                                                                 -----------          -----------
         Fair Value
            Mutual funds:
              PIMCO Total Return Fund                                            $20,741,849          $25,152,430
              Goldman Sachs Structured SmallCap Equity Fund                       13,705,085           14,834,094
              Harbor Capital International Fund                                   22,759,717                    *
              The George Putnam Fund of Boston                                    22,318,096           23,808,878
            Common Collective Trusts:
              Putnam S&P 500 Index Fund                                           57,042,721           61,051,719
            Cenveo Common Stock                                                   44,945,553           32,652,404
         Contract Value
              Putnam Stable Value Fund                                            37,980,192           43,044,683

         *Investment represents less than 5% of net assets


         The Plan's investments (including investments purchased, sold, and held during the year) appreciated in fair value for the year ended December 31, 2006 as follows:

                  Mutual funds                                   $ 9,772,537
                  Common collective trusts                         8,149,642
                  Cenveo common stock                             18,413,268
                                                                 -----------
                                                                 $36,335,447
                                                                 ===========

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The financial statements are prepared on the accrual basis of accounting and the Form 5500 is prepared on the cash basis of accounting.

         The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 for the year ended December 31,:

                                                                                    2006                 2005
                                                                                ------------         ------------
         Net assets available for benefits per the
          financial statements                                                  $272,008,547         $271,914,760
         Employer contributions receivable                                                 -             (372,681)
         Employee contributions receivable                                           (84,650)          (1,029,038)
         Deemed distributions                                                       (965,190)            (413,462)
         Adjustment from fair value to contract value
          for fully benefit-responsive investment contracts                          (48,235)                   -
                                                                                ------------         ------------
         Net assets available for benefits per the
          Form 5500                                                             $270,910,472         $270,099,579
                                                                                ============         ============

                                      8

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                   CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                         Notes to Financial Statements

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

         The following is a reconciliation of contributions per the financial statements to the Form 5500 for the year ended December 31, 2006:

                                                                                Employer          Employee
                                                                              Contributions     Contributions
                                                                              -------------     -------------
         Contributions per the financial statements                             $    759         $11,759,783
         Contribution receivable not recorded on the
             Form 5500 at December 31, 2005                                      372,681           1,029,038
         Contribution receivable not recorded on the
             Form 5500 at December 31, 2006                                            -             (84,650)
                                                                                --------         -----------
         Contributions per the Form 5500                                        $373,440         $12,704,171
                                                                                ========         ===========


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                  CENVEO 401(k) SAVINGS AND RETIREMENT PLAN

                            Supplemental Schedule

                              December 31, 2006

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)  EIN 84-1250534
                                                                 Plan #007

                                                                     (c) Description of
                                                                    Investment, Including
                     (b) Identity of Issue                          Maturity Date, Par or            (e) Current
(a)             Borrower, Lessor, or Similar Party                      Maturity Value                  Value
---             ----------------------------------                  ---------------------            -----------
         Mutual Funds:
           American Beacon Large Cap Value Fund                                564,342              $ 12,855,700
           Goldman Sachs Structured SmallCap Equity Fund                       955,724                13,705,085
           Harbor Capital International Fund                                   369,596                22,759,717
           PIMCO Total Return Fund                                           1,998,251                20,741,849
           T. Rowe Price Blue Chip Growth Fund                                 139,671                 4,997,437
 *         Growth Fund Putnam Asset Allocation                                 854,038                12,187,117
 *         Balanced Fund Putnam Asset Allocation                               885,230                10,959,147
 *         Conservative Fund Putnam Asset Allocation                           302,074                 2,948,246
 *         The George Putnam Fund of Boston                                 12,337,227                22,318,096
 *       Cenveo Common Stock                                                 2,120,073                44,945,553
         Common Collective Trusts:
 *         Putnam Stable Value Fund                                         37,980,192                37,980,192
 *         Putnam S&P 500 Index Fund                                         1,534,644                57,042,721
 *       Participant Loans                                              4.75% - 10.50%**               8,215,497
                                                                                                    ------------

                                                                                                    $271,656,357
                                                                                                    ============

 *Investments represent a party-in-interest
**Interest Rates - Maturing from January 2007 through December 2011

See report of independent registered public accounting firm


                                      10

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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: July 9, 2007                  Cenveo 401(k) Savings and Retirement Plan

                                    /s/ Sean S. Sullivan
                                    --------------------
                                    Sean S. Sullivan
                                    Chief Financial Officer


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